Canyon Resources Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO
TENDER OFFER STATEMENT
UNDER

SECTION 14(d)(1) OR 13(e) (1) OF THE
SECURITIES EXCHANGE ACT OF 1934

CANYON RESOURCES CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Warrants to Purchase Common Stock
(Title of Class of Securities)

138 869 30 0
(CUSIP Number of Class of Securities of Underlying Shares)

Richard H. De Voto
President
14142 Denver West Parkway, Suite 250, Golden, Colorado 80401
Registrant’s telephone number: (303) 278-8464
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Scott M. Reed
Law Office of Reed & Reed, P. C.
4450 Arapahoe Avenue, Suite 1000
Boulder, Colorado
(303) 415-2565

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$4,429,824	$359

(1)	Calculated solely for purposes of determining the filing fee. This amount assumes that Warrants to purchase 1,602,860 shares of common stock of Canyon Resources Corporation having an aggregate value of $2,265,963 as of June 30, 2003, will be exchanged and or cancelled pursuant to this Offer. The aggregate value of such Warrants was calculated based on the Black-Scholes option pricing model. The transaction valuation also includes the aggregate cash Exercise Prices of $2,163,861 if Warrants to purchase all 1,602,860 shares are exchanged. The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $80.90 for each $1,000,000 of the value of the transaction.

(2)	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form on Schedule and the date of its filing.

Amount Previously Paid: $359.
Form or Registration No.: Schedule TO.
Filing Party: Canyon Resources Corporation
Date File: July 9, 2003.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Item 4. Terms of the Transaction.
SIGNATURE

     This Amendment No. 2 to a Tender Offer Statement on Schedule TO is the final amendment to the Schedule TO originally filed by Canyon Resources Corporation, a Delaware corporation (“Canyon” or the “Company”), on July 9, 2003 to report the results of Canyon’s offer to certain eligible persons to exchange a cash exercise price and outstanding unexercised warrants on 1,602,860 shares of Canyon’s common stock for shares of the Company’s common stock and new warrants, upon the terms and subject to the conditions set forth in the Offer to Exchange an Exercise Price and Warrants for Common Shares and New Warrants dated July 28, 2003 (the “Offer to Exchange”).

     Except as amended hereby, all of the terms of the Offer to Exchange and all disclosure set forth in the Schedule TO (as amended prior to the date hereof) remain unchanged.

Item 4. Terms of the Transaction.

     Item 4 of the Schedule TO is hereby amended to add the following:

     The offer expired at 5:00 p.m., Mountain Time, on August 6, 2003. Pursuant to the offer, the Company has accepted for exchange exercise prices and warrants for an aggregate of 1,419,932 shares of the Company’s common stock. Subject to the terms and conditions of the Offer to Exchange, the Company received $1,916,880 and is required to promptly issue 1,419,932 shares of common stock and new warrants for an additional 1,419,932 shares of common stock with an exercise price of $1.67 per share. These new warrants expire on September 30, 2004.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

CANYON RESOURCES CORPORATION

	By:	/s/ Richard H. De Voto

Richard H. De Voto
President

Dated: August 15, 2003